UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 JANUARY 7, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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Crucell Announces Evaluation by Genentech of STAR(TM) Technology

Leiden, The Netherlands, January 7, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that Genentech, Inc. (NYSE:DNA) is currently evaluating Crucell's STAR(TM) technology for the production of antibodies and other proteins.

In a joint evaluation program that is funded by Genentech, Genentech and Crucell are investigating whether STAR(TM) technology can increase the production yields of Genentech's proprietary systems.

The first phase of the evaluation, now completed, evaluated production yields in screening assays. Based on these results, Genentech has decided to enter into a second phase, in which Genentech will test the effectiveness of STAR(TM) under scaled-down production conditions.

If the final phase of the evaluation proves successful, Genentech has an option to sign a non-exclusive STAR(TM) license agreement, which will be the first license for the STAR(TM) technology since Crucell's acquisition of ChromaGenics in March 2004.

"We are pleased that Genentech is evaluating whether our STAR(TM) technology can improve Genentech's already highly sophisticated protein production systems," said Ronald Brus M.D., President and Chief Executive Officer of Crucell.

About STAR(TM) Technology

STAR(TM) technology is a production technology that is particularly useful for the production of recombinant human antibodies and proteins. It has a potentially broad application and is effective for production of antibodies and proteins on mammalian cell lines such as Crucell's PER.C6(R) human cell technology and the widely used Chinese hamster ovary (CHO) cell line. STAR(TM) technology contains genetic elements, called STAR(TM) elements, that enable stable and high-yield gene expression important to recombinant antibody and protein production in mammalian cells. The technology has the potential to increase production yields, thereby reducing production costs. STAR(TM) technology was discovered by Dr. Arie Otte (Nature Biotechnology 2003 May, 21
(5)) who founded Chromagenics B.V., a spin-off company of the University of Amsterdam acquired by Crucell in March 2004.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin

Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     JANUARY 7, 2005                            /s/ ELIZABETH GOODWIN
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        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications